First Quarter 2013 Results

MAXCOM REPORTS RESULTS FOR THE FIRST QUARTER OF 2013

Mexico City, April 26, 2013. – Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom”, or “the Company”) (NYSE: MXT) (BMV: MAXCOM CPO), one of the leading integrated telecommunications companies in Mexico, today announced its unaudited financial and operating results for the quarter ended March 31, 2013.

NOTE: The monetary amounts presented in this report have been presented in accordance to International Financial Reporting Standards (IFRS). Figures are expressed in millions of current Mexican Pesos.

Results | First Quarter 2013

Financial Summary:

	1Q13	1Q12	Δ%
Million Pesos
Revenues	582	547	6%
EBITDA	173	166	4%
EBITDA Margin	30%	30%	0%

Net Income (Loss)	52	77	(32%)

Operating Highlights:

•	Total company Revenue Generating Units or RGUs, increased 11% to 624,522 in 1Q13 compared to the same period last year. The Company recorded RGU net additions of 62,465 during the period.
•	Total company customer base increased by 9% to reach 282,089 customers.
•	When compared to the same period last year, voice RGUs increased by 3% to reach 369,831.
•	Data residential RGUs increased by 26% to 138,610 in comparison to 109,857 in 1Q12.
•	The number of coin operated public phones totaled 36,286 decreased by 3% when compared to 1Q12.
•	The total mobile RGU base totaled 41,987units which is 46% higher than the number registered in 1Q12.
•	Pay TV number of RGUs reached 70,962 units which is 19% higher than the figure registered in 1Q12.
•	Residential RGU per customer increased to 1.8 from 1.7 in 1Q13 when compared with 1Q12.
•	Commercial RGU per customer increased from 20.0 in 1Q12 to 22.7 in 1Q13.

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First Quarter 2013 Results

Operating Results

	1Q13	1Q12	Δ%
Residential Customers	278,865	254,454	10%
Voice	238,988	228,891	4%
Data	136,776	107,666	27%
Mobile	29,923	24,083	24%
TV	65,457	59,623	10%

Residential RGUs	498,152	434,163	15%
Voice	246,677	235,897	5%
Data	138,610	109,857	26%
Mobile	41,903	28,697	46%
TV	70,692	59,712	19%
RGU per Residential Customer	1.8	1.7

Commercial Customers	3,178	3,450	(8%)
Voice	2,854	3,162	(10%)
Data	1,412	1,393	1%
Mobile	21	23	(9%)
Other	184	165	12%

Commercial RGUs	72,287	68,848	5%
Voice	69,071	65,740	5%
Data	2,857	2,699	6%
Mobile	84	116	(28%)
Other	275	293	(6%)
RGU per Commercial Customer	22.7	20.0

Public Telephony RGUs	36,286	37,419	(3%)

Wholesale RGUs	17,797	21,627	(18%)

Total RGUs	624,522	562,057	11%

Voice RGUs (voice lines in service)	369,831	360,683	3%
Total Number of Customers	282,089	258,480	9%

Revenues

Maxcom total revenues for the first quarter of 2013 were Ps.582 million, increased 6% comparing to the Ps.547 million recorded in the first quarter of 2012. The following table is a breakdown of the sources of revenue for the Company.

		1Q13	Weight %		1Q12	Weight %	Δ%
Residential	Ps.	252	43%	Ps.	238	43%	6%
Commercial		160	27%		154	28%	4%
Public Telephony		34	6%		49	9%	(31%)
Wholesale		133	23%		103	19%	29%
Other Revenue		4	1%		4	1%	0%
Total	Ps.	582	100%	Ps.	547	100%	6%

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First Quarter 2013 Results

Residential

Residential revenues represented 43% of the total during 1Q13, having the same weight as of 1Q12. Revenues in the residential business segment reached Ps.252 million, an increase of 6% or Ps.14 million in comparison to Ps.238 million recorded in 1Q12.

The Ps.14 million increase in revenues was mainly related with higher charges from data, pay TV and mobiles, by Ps.10 million, Ps.9 million and Ps.10 million respectively, when compared to the same quarter last year.

Partially offsetting the aforementioned increase, voices charges went down by Ps.15 million, stemming the most from recurrent charges.

ARPU (average revenue per unit) for the residential business for 1Q13 was Ps.164 which is 6% less than the Ps.174 recorded in 1Q12.

Residential RGU per customer increased to 1.8 in 1Q13 comparing with the 1.7 penetration registered at 1Q12.

Commercial

Commercial revenues represented 27% of the total revenue during 1Q13, compared to 28% registered in 1Q12. Revenues in the Commercial Business reached Ps.160 million, 4% higher than the contribution recorded same quarter last year.

ARPU of the commercial business for 1Q13 reached Ps.774, which is 2% higher than the Ps.761 recorded in 1Q12.

In addition, RGUs per commercial customer increased to 22.7 in 1Q13 from 20.0 in 1Q12.

Public Telephony

Public Telephony represented 6% of total revenues during 1Q13. Revenues in this business unit totaled Ps.34 million, a decrease of 31% when compared to Ps.49 million in 1Q12. The decrease in revenues is attributed to a reduction in network usage, as a consequence of higher competition and increasing penetration of wireless telephony.

Wholesale

In 1Q13, Wholesale revenues increased by 23% to reach Ps.133 million, in comparison to the Ps.103 million registered during the same period in the previous year. The increase in Wholesale revenues was driven by higher traffic through our network.

Other Revenue

Other revenues contributed with Ps.4 million, being a no core contribution, and standing flat when compared to the same period last year.

Network Operation Cost

Network Operation Costs in 1Q13 increased by 16% or Ps.33 million to reach Ps.234 million in comparison to Ps.201 million in the previous year. This increase was mainly due to a Ps.34 million or 21% increase in network operating services, partially offset by Ps.23 million reduction in technical expenses.

The Ps.34 million increase in network operating services was mostly due to higher costs for Long Distance and CPPN (Calling Party Pays National).

SG&A

SG&A expenses were Ps.175 million in 1Q13, 3% or Ps.5 million below the Ps.180 million registered in the same period of 2012. The savings stems the most from a lower bad debt.

EBITDA

EBITDA for 1Q13 was Ps.173 million, a 4% increase when compared to the Ps.166 million in the same period last year. EBITDA Margin was 30% during the period, remaining flat when compared to the 1Q12.

Operating Income

The Company recorded an operating income for the 1Q13 of Ps.28 million, Ps.22 million above than the Ps.6 million registered for the same period of 2012.

Depreciation charges were Ps.117 million, decreasing 17% when compared to the Ps.141 million of the same period last year.

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First Quarter 2013 Results

Net Financing Cost

During the quarter, the Company registered a Net Financing Cost (NFC) of Ps.23 million (gain), 68% or Ps.48 million decrease when compared to Ps.71 million (gain) in the same period of 2012.

	1Q13	1Q12	ΔPs.	D%
Interest Expense	63	76	(13)	(17%)
Interest (Income)	0	(4)	(4)	(100%)
Exchange Rate (Gain) Loss – Net	(87)	(143)	56	39%
Total	(23)	(71)	48	(68%)

The Net Financing Cost (NFC) was result of:

1.	A Ps.63 million interest expense (loss).
2.	An exchange rate gain of Ps.87 million.

The decrease in exchange rate allowed obtaining a gain in the 1Q13, mostly due to a downward adjustment of the Peso exchange rate along the reporting quarter.

Taxes

The Company did not record any deferred income tax provisions during the quarter.

Net Income

The Company posted a net income during 1Q13 of Ps.52 million, lesser than the Ps.77 million reported in the same period of 2012.

Liquidity and Capital Sources

Millions of Pesos	Quarter Ended March 31, 2013	Quarter Ended March 31, 2012
Resources from Operations and Working Capital	2	177
CAPEX	90	79
Free Cash Flow	(88)	98
Financing Activities	47	(3)
Cash and Cash Equivalents at the Start of the Period	147	397
Cash and Cash Equivalents at the End of the Period	105	492

Capital Expenditures

Capital Expenditures during the period totaled Ps.90 million, higher than the Ps.79 million recorded in 1Q12. Capital Expenditures were incremental to the net additions growth.

Indebtedness

At March 31, 2013 the Company reported its Indebtedness level at Ps.2,304 million. The Company’s leverage ratio measured by Debt to EBITDA is at 3.3 times and the Net Debt to EBITDA is at 3.1 times.

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First Quarter 2013 Results

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About MAXCOM

MAXCOM Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. MAXCOM launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of MAXCOM Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of MAXCOM’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

For more information contact:

Manuel S. Pérez Mexico City, Mexico (52 55) 4770-1170 manuel.perez@maxcom.com

This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statements in this document or those made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

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First Quarter 2013 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT FINANCIAL POSITION IFRS

   Thousand of Mexican Pesos (''Ps.'')

	As of March 31,		As of December 31,		As of March 31,
	2013		2012		2012
ASSETS:
CURRENT ASSETS:
Cash and financial instruments	Ps.	104,744	Ps.	146,516	Ps.	492,326
		104,744		146,516		492,326
Accounts receivable:
Customers, net of allowance		669,768		614,674		648,555
Value added tax refundable		48,855		49,668		177,675
Other sundry debtors		95,130		72,775		55,144
		813,753		737,117		881,374

Inventory		19,479		17,512		12,681
Prepaid expenses		29,567		16,047		26,534
Total current assets		967,543		917,192		1,412,915

Frequency rights, net		16,460		17,123		19,432
Telephone network systems and equipment, net		3,866,594		3,892,246		3,898,102
Intangible assets, net		109,196		119,203		96,026
Financial instruments		-		32,141		26,933
Deposits		7,794		7,769		7,718
Deferred taxes		9,793		9,793		12,291
Other assets		2,151		2,151		2,151

Total assets	Ps.	4,979,531	Ps.	4,997,618	Ps.	5,475,568

LIABILITIES
CURRENT LIABILITIES:
Interest payable		74,993		11,920		87,521
Accounts payable and accrued expenses		413,016		434,284		243,410
Notes payable		5,772		5,488		3,027
Customers deposits		2,075		2,152		2,192
Payroll and other taxes payable		23,224		25,999		150,044
Total current liabilities		519,080		479,843		486,194

LONG-TERM LIABILITIES:
Senior notes		2,168,204		2,282,774		2,540,617
Notes payable		3,887		5,173		5,336
Other accounts payable		28,917		30,970		37,470
Pensions and post-retirement obligations		6,816		4,198		2,670
Other long term liabilities		25,986		29,333		28,026
Long Term Liabilities		2,233,810		2,352,448		2,614,119
Total liabilities	Ps.	2,752,890	Ps.	2,832,291	Ps.	3,100,313

SHAREHOLDERS' EQUITY
Capital stock		4,823,165		4,814,428		4,814,428
Premium on capital stock		4,586		3,592		817,850
Accumulated deficit		(2,652,693)		(2,516,605)		(3,333,659)
Net profit (loss) for the period		51,583		(136,088)		76,636
Total shareholders' equity	Ps.	2,226,641	Ps.	2,165,327	Ps.	2,375,255

Total liabitilies and equity	Ps.	4,979,531	Ps.	4,997,618	Ps.	5,475,568

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First Quarter 2013 Results

 MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

 UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME IFRS

 Thousand of Mexican Pesos (''Ps.'')

	3 month ended March 31,
		2013	%		2012	%

TOTAL REVENUES	Ps.	582,355	100%	Ps.	547,266	100%

Network operating services		197,404	34%		163,208	30%
Technical expenses		34,706	6%		35,361	6%
Installation expenses		2,361	0%		2,591	0%
Cost of network operation		234,471	40%		201,160	37%

GROSS PROFIT		347,884	60%		346,106	63%

Selling, general and administrative expenses		174,830	30%		180,176	33%

EBITDA		173,054	30%		165,930	30%

Depreciation and amortization		116,938			141,097
Other (Income) Expense		28,008			18,524
Restructuring		-			-

Operating income (loss)		28,108			6,309

Comprehensive (income) cost of financing:
Interest expense		63,036			76,024
Interest (income) loss, net		282			(4,146)
Exchange (income) loss, net		(86,793)			(142,803)
		(23,475)			(70,925)

INCOME (LOSS) BEFORE TAXES		51,583			77,234

Taxes:
Income tax		-			-
Defered Income Tax		-			598
Total tax		-			598

NET INCOME (LOSS)	Ps.	51,583		Ps.	76,636

Adjusted EBITDA		174,048			166,716
% of revenue adjusted EBITDA		30%			30%

Weighted average basic shares		789,819			789,819
Weighted average fully diluted		799,013			812,882

Earnings per share basic		0.07			0.10
Earnings per share diluted		0.06			0.09

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First Quarter 2013 Results

 MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

 UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY IFRS

 Thousand of Mexican Pesos (''Ps.'')

				Additional						Total
		Capital		paid-in				Repurchase		shareholders'
		stock		capital		Deficit		of shares		equity

Balances as of December 31, 2010	Ps.	4,814,428	Ps.	817,054	Ps.	(3,333,659)	Ps.	-	Ps.	2,297,823

Stock option plan				796						796

Repurchase of shares								-		-

Comprehensive net loss						76,636				76,636

Balances as of March 31, 2012	Ps.	4,814,428	Ps.	817,850	Ps.	(3,257,023)	Ps.	-	Ps.	2,375,255

 MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

 UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY IFRS

 Thousand of Mexican Pesos (''Ps.'')

				Additional						Total
		Capital		paid-in				Repurchase		shareholders'
		stock		capital		Deficit		of shares		equity

Balances as of December 31, 2012	Ps.	4,814,428	Ps.	3,592	Ps.	(2,652,693)	Ps.	-	Ps.	2,165,327

Increased in capital Stock		8,737								8,737

Stock option plan				994						994

Comprehensive net loss						51,583				51,583

Balances as of March 31, 2013	Ps.	4,823,165	Ps.	4,586	Ps.	(2,601,110)	Ps.	-	Ps.	2,226,641

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First Quarter 2013 Results

 MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

 UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW IFRS

 Thousand of Mexican Pesos (''Ps.'')

	3 months ended March 31,
	2013		2012

Operating Activities:
Income before taxes	Ps.	51,583	Ps.	77,234

Items without cash flow		64,107		73,537
Cash flow from income/loss before taxes		115,690		150,771

Cash flow from:
Accounts receivables		(40,881)		6,185
Inventory		(1,967)		(3,786)
Accounts payables		(38,945)		7,936
Other assets and liabilities		(31,783)		16,292
Cash flow from operation activities		(113,576)		26,627

Net cash flow from operating activities		2,114		177,398

Cash flow from:
Telephone network systems and equipment, net		(90,413)		(78,990)
Other intangible assets		-		-
Cash flow from capital expeditures		(90,413)		(78,990)

Cash in excess/(required) to be used in financing activities		(88,299)		98,408

Cash flow from :

Vendor financing		(1,001)		(753)
Capital stock		8,737
Additional paid in capital		9		796
Other financing activities		38,782		(2,703)
Cash flow from financing activities		46,527		(2,660)

Increase (decrease) in cash and temporary investments		(41,772)		95,748

Cash and financial instruments at beginning of the period		146,516		396,578
Cash and cash equivalents at the end of the period	Ps.	104,744	Ps.	492,326

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